Exhibit 99.10

CONSENT OF ENGINEER

I hereby consent to references to my name under the heading “Description of the Business—Mineral Reserves and Resources” and all other references to my name included or incorporated by reference in Elk Valley Resources Ltd.’s Registration Statement on Form 40-F, filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Sincerely,

/s/ Carlos Aguirre
Name: Carlos Aguirre Title: FAusIMM

Lima, Peru Date: April 3, 2023